SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

May 17, 2016

VIA EDGAR

Mr. James E. O’Connor

Ms. Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on May 9, 2016 (File No. 333-200595)

Dear Mr. O’Connor and Ms. Churko:

Pursuant to your request, and on behalf of Sierra Income Corporation (the “Company”), we have submitted for your review a strikethrough redline comparing the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 that was filed on May 9, 2016, to the Company’s Pre-Effective Amendment No. 4 to the Registration Statement that was filed on October 6, 2015 and declared effective on October 9, 2015.

If you have any questions regarding the foregoing, please contact Steven B. Boehm at (202) 383-0176, Harry S. Pangas at (202) 383-0805, or the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Steven B. Boehm Harry S. Pangas